UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 08)*

Onvia Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

68338T403
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68338T403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ROGER FELDMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

63,435
	6	SHARED VOTING POWER

415,888
	7	SOLE DISPOSITIVE POWER

63,435
	8	SHARED DISPOSITIVE POWER

415,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

479,323
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

FOOTNOTES

CUSIP No.	68338T403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HARVEY HANERFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

22,230
	6	SHARED VOTING POWER

415,888
	7	SOLE DISPOSITIVE POWER

22,230
	8	SHARED DISPOSITIVE POWER

415,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,118
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

FOOTNOTES

Item 1.

(a)	Name of Issuer
Onvia, Inc.

(b)	Address of Issuer’s Principal Executive Offices
509 Olive Way, Suite 400
Seattle, WA 98101

Item 2.

(a)	Name of Person Filing
This schedule is being filed jointly by Roger Feldman and Harvey Hanerfeld (the "Reporting Persons").

(b)	Address of Principal Business Office or, if none, Residence
The address of each of the Reporting Persons is:
3 Bethesda Metro Center, Suite 810
Bethesda, MD 20814

(c)	Citizenship
Each of the Reporting Persons is a United States Citizen.

(d)	Title of Class of Securities
Common Stock $.0001 par value per share.

(e)	CUSIP Number
68338T403

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Attachment A

(b)	Percent of class: See Attachment A

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Attachment A

(ii)	Shared power to vote or to direct the vote: See Attachment A

(iii)	Sole power to dispose or to direct the disposition of: See Attachment A

(iv)	Shared power to dispose or to direct the disposition of: See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	By:	/s/ Roger Feldman
Name: Roger Feldman

Date: February 14, 2011	By:	/s/ Harvey Hanerfeld
Name: Harvey Hanerfeld

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ATTACHMENT A

As of December 31, 2010, Roger Feldman is the beneficial owner of 479,323 shares of Common Stock, constituting 5.7% of the issued and outstanding shares of Common Stock (assuming the exercise of 48,685 options into Common Stock).  Harvey Hanerfeld is the beneficial owner of 438,118 shares of Common Stock, constituting 5.2% of the issued and outstanding shares of Common Stock.  Roger Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 63,435 shares beneficially owned by him as an individual (assuming the exercise of 48,685 options beneficially held by him).  Harvey Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 22,230 shares beneficially owned by him as an individual.  As the sole managing members of West Creek Capital, LLC, a Delaware limited liability company (formerly West Creek Capital, L.P., a Delaware limited partnership) that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership ("Partners Fund"), and (ii) certain private accounts (the “Accounts”), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 407,502 shares of Common Stock owned by Partners Fund, and the 8,386 Shares of Common Stock held in the Accounts.